Exhibit 12.1

Central Illinois Public Service Company Computation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements (Thousands of Dollars, Except Ratios)

Three Months Ended March 31, 2006
Net income (loss) from continuing operations	$(1,580)
Add- Income Taxes (benefit)	(339)
Net income (loss) before income taxes	(1,919)

Add- fixed charges:
Interest on long term debt	7,420
Amortization of net debt premium, discount, and expenses	235
Total fixed charges	7,655

Earnings available for fixed charges	5,736

Ratio of earnings to fixed charges	(a)

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	628
Adjustment to pre-tax basis	135
763

Combined fixed charges and preferred stock dividend requirements	$8,418

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	(a)

(a) Earnings are inadequate to cover fixed charges by $1,919 and combined fixed charges and preferred dividend requirements by $2,682.